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Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

November 23, 2020

Re:	Patria Investments Limited Draft Registration Statement on Form F-1 Submitted October 1, 2020 CIK No. 0001825570

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michelle Miller, Staff Accountant

David Irving, Staff Accountant

Julia Griffith, Staff Attorney

Susan Block, Attorney-Advisor

Ladies and Gentlemen:

On behalf of our client, Patria Investments Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated October 28, 2020 (the “Comment Letter”). On October 1, 2020, the Company confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Draft Registration Statement.

2	November 23, 2020

Registration Statement on Form F-1 filed October 1, 2020

Summary, page 3

1.	We note your references to CAGR in several sections of the prospectus. Because CAGR only represents two discrete snapshots in time, but does not show trends or events during the period presented, please balance your disclosure by including the annual rate for each of the periods presented, or include a reference to where in the prospectus that presentation can be found. Also, please revise the disclosure regarding CAGR to include balancing language stating that there is no guarantee that you will achieve comparable CAGR metrics in the future.

Response:

We respectfully acknowledge the Staff’s comment and the Company has revised the disclosure on pages 2, 3, 5, 7, 93, 110, 131, 152 and 165 of Amendment No. 1 in response to the above comment.

2.	We note references to third-party information and industry research throughout the prospectus, beginning with your reference to the Brazilian Financial and Capital Markets Association on page 5. Please advise us as to whether any of these reports were commissioned or prepared for this filing. If any of these reports were prepared specifically for this filing, please file a consent acknowledging the use of the information in the prospectus.

Response:

We respectfully acknowledge the Staff's comment and the Company advises the Staff that none of these reports were commissioned or prepared for the Draft Registration Statement. The Company has revised the disclosure on pages ii and 78 Amendment No. 1 in response to the above comment.

3.	We note references in the Summary and throughout the filing to the company as an industry leader. Please explain the basis for the assertion that the company is an industry leader.

Response:

We respectfully acknowledge the Staff’s comment and the Company advises the Staff that it has been ranked by Preqin’s 2020 Global Private Equity & Venture Capital Report as the number one fund manager by total capital raised for private equity funds in the past ten years outside North America, Europe and Asia. The Company has revised the disclosure on pages 1, 5, 6, 8, 9, 88, 150, 163 and 164 of Amendment No. 1 in response to the above comment to indicate that the Company is one of the leading private markets firms in Latin America in terms of capital raised.

3	November 23, 2020

Market Opportunity, page 5

4.	Please revise to update to a more recent practicable date some of the data and reports discussed in this section, or advise. For instance we note a 2017 report discussed, data from 2018 and the growth of global AUM of secondary products from 2015 - 2018.

Response:

We respectfully acknowledge the Staff’s comment and the Company has revised the disclosure on pages 4, 114, 115 and 124 of Amendment No. 1 in response to the above comment to remove references to the 2017 report and related data. The Company further advises the Staff that the data and reports used in Amendment No. 1 are the most recent information available to the best of the Company’s knowledge.

5.	Please revise the discussion of private versus capital investments at the top of page 6 to provide context for the information and to explain how it pertains to the company’s investment.

Response:

We respectfully acknowledge the Staff’s comment and the Company has revised the disclosure on pages 4 and 5 of Amendment No. 1 in response to the above comment.

Risk Factors, page 21

6.	Please expand the risk factor on page 29 that addresses expansion into additional Latin American geographical regions to explain whether any portion of the proceeds will be used to fund this expansion. If so, please discuss the risks associated with not being able to fund these goals and amend the Use of Proceeds section accordingly.

Response:

We respectfully acknowledge the Staff’s comment and the Company has revised the disclosure on pages 30, 31 and 81 of Amendment No. 1 in response to the above comment.

7.	Refer to the second risk factor on page 39. Please explain your statement that “we will be subject to a number of actual and potential conflicts of interest and subject to greater regulatory oversight and more legal and contractual restrictions than that to which we would otherwise be subject if we had just one line of business.” It is unclear why additional lines of asset management business would result in conflicts of interest. Please clarify this for investors.

Response:

We respectfully acknowledge the Staff’s comment and the Company has revised the disclosure on page 40 of Amendment No. 1 in response to the above comment.

4	November 23, 2020

If we were deemed an “investment company”, page 51

8.	Please provide us with an analysis as to why you are not an investment company as defined in the Investment Company Act of 1940 and any exemption you rely upon. Please also expand your risk factor disclosure to explain why you do not think you are Investment Company so that investors can assess the risk.

Response:

We respectfully acknowledge the Staff’s comment and the Company provides the requested analysis below:

Section 3(a)(1)(A), (B) and (C) of the Investment Company Act of 1940 (the “Investment Company Act”) define the term “investment company” for purposes of the Investment Company Act. (All terms used in this response that are defined in the Investment Company Act have the meanings ascribed to them therein.) Patria Investments Limited is not an investment company because it does not come within any of these definitions. With respect to Section 3(a)(1)(A), Patria Investments Limited is not an investment company because it is not, and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting, owning, holding or trading in securities. Rather, Patria Investments Limited is primarily engaged, through its majority-owned subsidiaries, in the business of advising a range of specialized investment funds and other investment vehicles that invest across multiple strategies across private markets.

Patria Investments Limited is also not an investment company under Section 3(a)(1)(B) (a “face-amount certificate company”) because it is not engaged, has not been engaged, and does not propose to be engaged, in the business of issuing face-amount certificates of the installment type, and does not have any such certificate outstanding.

Lastly, Patria Investments Limited is not an investment company under Section 3(a)(1)(C) because it qualifies under the safe harbor exemption provided in Rule 3a-1 under the Investment Company Act for an issuer that is not a special situation investment company or an investment company under Section 3(a)(1)(A) or Section 3(a)(1)(B) of the Investment Company Act. An issuer qualifies for the Rule 3a-1 exemption if, consolidating the entity’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity. Furthermore, Patria Investments Limited is not a special situation investment company and, as described above, is not an investment company under either Section 3(a)(1)(A) or Section 3(a)(1)(B).

Specifically under the Rule 3a-1 exemption from Section 3(a)(1)(A), consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), at least 55% of (A) the value of Patria Investments Limited’s assets consists of (i) property, plant and equipment, (ii) fee receivables for services rendered, (iii) intangible assets that are not securities and (iv) goodwill and (B) its net income after taxes (for the past four fiscal quarters combined) is derived from fee receivables.

5	November 23, 2020

The Company has revised the disclosure on pages 54 and 55 of Amendment No. 1 in response to the above comment.

Special Note Regarding Non-GAAP Financial Measures
Fee Related Earnings, page 69

9.	You disclose that fee related earnings (FRE) is useful to investors because it provides additional insight into the operating profitability of your business and your ability to cover direct base compensation and operating expenses from total fee revenues. Please tell us, and disclose the following, related to FRE:

■	which compensation components are revenue based, and the related revenue; and

■	why incentive fees are included in FRE when you disclose on page 89 that these fees were exceptionally high in 2019, you had no incentive fees in 2018, and these fees will fluctuate in future periods.

Please also enhance the compensation and cost of services rendered disclosures to specify fixed and variable compensation costs.

Response:

We respectfully acknowledge the Staff’s comment and the Company advises the Staff as follows:

Fee Related Earnings (FRE) includes base compensation (salaries and wages) in fixed amounts and variable compensation in the form of discretionary cash bonuses, which are awarded based on each individual’s performance upon consideration of a number of qualitative and quantitative factors (comparing actual individual performance in influencing such factors with prior and anticipated performance), but which are not directly based upon revenues. Accordingly, there are no specific revenue amounts that relate to compensation components included in FRE.

Incentive fees are the realized performance fees coming from perpetual capital funds (i.e. open-ended funds) that occur on a recurring basis and do not require a realization event from the underlying funds. These performance fees are realized when the returns from perpetual capital funds surpass the relevant benchmark for such funds over a fixed time period. In 2019, the Company converted its initial Constructivist Equity Fund (CEF) to a perpetual capital structure, creating its first perpetual capital fund strategy. In 2019, the CEF’s return over the benchmark was higher than expected as a result of the performance of its invested companies, surpassing the Ibovespa by 63.2 p.p. (from February 28, 2019 to December 31, 2019), with a gross compounded annualized return in Brazilian reais of 98.7%. In addition, the CEF outperformed the Ibovespa benchmark in previous years, and the past accumulated incentive fee revenue was recognized in 2019, when the fund structure changed to perpetual. Consequently, the Company received an outsized incentive fee amount during such year. In the future, the Company expects to receive incentive fees semi-annually once required hurdles for each perpetual capital fund that the Company manages are reached. Although the amount of these incentive fees may fluctuate based on the performance of these funds relative to the relevant benchmark, such incentive fees remain a source of earnings that are measured and expected to be received on a recurring basis and accordingly incentive fees are included in FRE.

6	November 23, 2020

The Company has revised the disclosure on pages 74 and 75 of Amendment No. 1 in response to the above comment and has revised the disclosure on pages 98 and 178 of Amendment No. 1 to enhance the compensation and cost of services rendered disclosures to specify fixed and variable compensation costs.

Use of Proceeds, page 75

10.	We note your disclosure that you intend to use the proceeds to fund capital commitments, expansion through acquisitions, opening new offices, and for general corporate purposes. Please revise to indicate the anticipated amount of proceeds for each of these uses. Please also disclose any known acquisitions, or advise.

Response:

We respectfully acknowledge the Staff’s comment and the Company has revised the disclosure on page 81 of Amendment No. 1 in response to the above comment. The Company advises the Staff that it is not currently committed to making any specific acquisition.

Key Business Metrics, page 82

11.	Please disaggregate assets under management (AUM), fee-earning AUM, performance revenue eligible AUM or PREAUM by product (i.e. private equity, infrastructure) in your next amendment, consistent with your disaggregated product portfolio disclosures on pages 135.

Response:

We respectfully acknowledge the Staff’s comment and the Company has revised the disclosure on page 89 of Amendment No. 1 in response to the above comment.

12.	You disclose that performance and incentive fees are primarily generated when the return of the funds surpass the performance hurdle set out in the related charters. You also disclose that performance revenue eligible AUM or PREAUM represents the total capital at fair value, on which performance revenues could be earned if certain hurdles are met. Disclose and clarify if PREAUM represents the total capital at fair value on which incentive fees can be earned if certain hurdles are met.

7	November 23, 2020

Response:

We respectfully acknowledge the Staff’s comment and the Company advises the Staff that PREAUM includes the portion of total capital at fair value on which incentive fees can be earned if certain hurdles are met. In particular, the Company advises the Staff that all funds for which the Company is entitled to receive a performance fee allocation or an incentive fee allocation are included in PREAUM. The Company has revised the disclosure on pages 77, 91 and 96 of Amendment No. 1 in response to the above comment.

13.	We note your disclosure on page 42 that, “your investment funds generally invest their assets in the equity, debt, loans or other securities of issuers located in Latin America, including...Argentina.” Given the current hyperinflationary economy in Argentina, please tell us and revise your disclosures in your next amendment to disclose your investments in Argentina, as well as any material losses, defaults or collection issues associated with these investments.

Response:

We respectfully acknowledge the Staff’s comment and the Company advises the Staff that its investments in Argentina, which are further described below, are not material to the Company’s results of operations, and the Company has not experienced any material losses, defaults or collection issues associated with these investments.

Although Argentina is part of the screening process of many of the Company’s investment strategies, there has been only one equity investment with substantial Argentine exposure which the Company announced in 2017: ATIS, a wireless telecom infrastructure provider. The Company has deployed US$17.7 million, through Patria Infrastructure Fund III, L.P., which is equivalent to 1.3% of the Fund’s total investments (as of December 31, 2019), and the smallest investment in this particular fund. This investment represents even less to the Company in general, amounting to approximately 0.1% of its AUM.

The Company also respectfully advises the Staff that, at the moment, given the current macroeconomic and political environment, the Company is not looking at new investments in Argentina, although it constantly monitors the region for potential opportunities depending on future socioeconomic changes in this country.

The Company has revised the disclosure on page 96 of Amendment No. 1 in response to the above comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 82

14.	Please revise to disclose whether there is any specific length of time that client funds have to be invested or whether they can manage their investments on an ongoing basis, making investment changes, withdrawals, or deposits at any point in time.

8	November 23, 2020

Response:

We respectfully acknowledge the Staff’s comment and the Company has revised the disclosure on page 94 of Amendment No. 1 in response to the above comment.

Our ability to successfully deploy capital, page 85

15.	We note your disclosure that you have overseen the deployment of capital raised by your products, IPOs, and debt raised by underlying companies, for instance. Please revise to briefly explain how these categories relate to your assets under management.

Response:

We respectfully acknowledge the Staff’s comment and the Company has revised the disclosure on page 94 of Amendment No. 1 in response to the above comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2019, Compared to the Year Ended December 31, 2018
Net Revenues from services, page 88

16.	Please disaggregate net revenue from services by product (i.e. Private Equity, Infrastructure, and Emerging Products).

Response:

We respectfully acknowledge the Staff’s comment and the Company has revised the disclosure on pages 99 and 102 of Amendment No. 1 in response to the above comment.

Industry, page 96

17.	Please revise the disclosure surrounding the circle graph on page 97 to clarify what portion of your investors are outside of Latin America, and to explain the relevance of the market for other parts of the world to your business and to investors.

Response:

We respectfully acknowledge the Staff’s comment and the Company has revised the disclosure on page 112 of Amendment No. 1 in response to the above comment.

Competition, page 152

18.	Please revise this section to include a brief description of the various markets in which you compete, the types of competition that you face, and the basis on which the company competes.

9	November 23, 2020

Response:

We respectfully acknowledge the Staff’s comment and the Company has revised the disclosure on page 172 of Amendment No. 1 in response to the above comment.

Principal and Selling Stockholder, page 160

19.	Please disclose in a footnote the natural person or persons that have voting and dispositive control of Patria Holdings Ltd. and Blackstone PAT Holdings IV LLC.

Response:

We respectfully acknowledge the Staff’s comment and the Company has revised the disclosure on page 181 of Amendment No. 1 in response to the above comment.

20.	Please briefly describe the transactions from which the selling shareholders initially received their shares and the exemption relied upon from registration.

Response:

We respectfully acknowledge the Staff’s comment and the Company advises the Staff that the selling shareholder acquired its shares on October 1, 2010 in a transaction exempt from registration in reliance upon Section 4(a)(2) under the Securities Act of 1933, as amended.

Note 26. Financial Instruments
(d) Risk Management
(i) Credit Risk, page F-34

21.	You disclose that you have a low exposure to credit risk and that as of December 31, 2019, most of your accounts receivable are expected to be received in the first semester of 2020. Based on the aging disclosed, it appears that $15,110 million of total accounts receivable of $27,117 million is overdue 360 days. Additionally, we note that your deferred taxes related to management fee write-offs increased from $954 at December 31, 2018 to $1,442 at December 31, 2019. Please tell us and disclose the following related to accounts receivable:

■	clarify how you determined exposure to credit risk is low;

■	clarify why the majority of your accounts receivable appear past due;

■	provide a rollforward of accounts receivable in the periods presented; and

■	provide a rollforward of any allowance for accounts receivable in the periods presented.

10	November 23, 2020

Response:

We respectfully acknowledge the Staff’s comment and the Company advises the Staff as follows:

The Company determined its exposure to credit risk is low because its customer base is formed by investors in each fund. These investors are required to comply with the capital calls in order to repay related fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the fund. In addition, management fees could be settled by withholding distributions otherwise owed to delinquent investors.

The Company advises the Staff that US$15,110 million of the accounts receivable as of December 31, 2019 are related to management fees due from a fund as to which the Company agreed in 2019 to receive such amount in three equal annual installments (on each of December 31, 2021, 2022 and 2023), as disclosed in Note 7 to the Company’s consolidated financial statements as of and for the years ended December 31, 2019 and 2018. Accordingly, such sum of accounts receivable is classified as non-current given the specific payment terms agreed to with the related fund, which extend past 2020, but are not past due. The Company further advises the Staff that the balance of non-current accounts receivable increased to US$32,989 million as of September 20, 2020 due to the accrued management fees for this period due from such fund (given the first installment is due on December 31, 2021), as disclosed in Note 7 to the Company’s consolidated interim financial statements as of and for the nine months ended September 30, 2020 and 2019.

The Company further advises the Staff that there has been no allowance for accounts receivable for any of the periods presented and presents the rollforward of accounts receivable, as follows:

	2019	2018
Opening balance	8,657	4,831
Additions	117,372	104,959
Receipts	(99,685)	(100,449)
Foreign exchange variation	(227)	(684)
Closing balance	26,117	8,657

The Company has revised the disclosure on pages F-12, F-29, F-30, F-53 and F-69 of Amendment No. 1 in response to the above comment.

22.	Please reconcile the following disclosures related to accounts receivable which appear to be inconsistent: disclosure on page F-36 that, “the amounts receivable as at December 31, 2019 are expected to be received mostly in the first semester of 2020,” with the disclosure on page F-20 that, “non-current balances are related to management fees receivable in annual equal installments between 2020 and 2022.”

11	November 23, 2020

Response:

We respectfully acknowledge the Staff’s comment and the Company advises the Staff that the Company has revised the disclosure on page F-69 of Amendment No. 1 in response to the above comment.

General

23.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Julia Griffith at 202-551-3267 to discuss how to submit the materials, if any, to us for our review.

Response:

We respectfully acknowledge the Staff’s comment and the Company advises the Staff that, as of the date of Amendment No. 1, no written communications, as defined in Rule 405 under the Securities Act, have been presented by or on behalf of the Company to potential investors in reliance on Section 5(d) of the Securities Act. The Company confirms it will provide to the Staff supplemental copies of any such written communications that it expects to present to potential investors at a later date, once available.

24.	Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response:

We respectfully acknowledge the Staff’s comment and the Company will include in a subsequent submission of the Draft Registration Statement.

12	November 23, 2020

* * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Elliot M. de Carvalho at 212-450-6069 or elliot.decarvalho@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Alexandre Teixeira de Assumpção Saigh, Chief Executive Officer, Patria Investments Limited

Marco Nicola D’Ippolito, Chief Financial Officer, Patria Investments Limited

John D. Marcus, Deloitte Touche Tohmatsu Auditores Independentes